140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

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100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Anne Nguyen Parker, Assistant Director

Justin Dobbie, Legal Branch Chief

J. Nolan McWilliams, Attorney-Adviser

Loan Lauren P. Nguyen, Special Counsel

Kristin Shifflett, Accountant

David Humphrey, Accounting Branch Chief

Re:	Fantex, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 19, 2014
File No. 333-198986

Ladies and Gentlemen:

On behalf of Fantex, Inc. (the “Company”), we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on September 26, 2014 (as amended, the “Registration Statement”). For your convenience, we are also providing a courtesy package that includes ten copies of Amendment No. 3, all of which have been marked to show changes from the prior filing of the Registration Statement.

Amendment No. 3 has been revised to reflect the Company’s responses to the comments received on January 7, 2015 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

January 16, 2015

Critical Accounting Policies, page 111

Other Brand Contracts, at Estimated Fair Value, page 116

1.                          We note from your response to our prior comment 4 that you do not believe the tabular disclosures requested in our prior comment for the brand contracts with Mohamed Sanu, Vernon Davis, EJ Manuel and their respective affiliates provide meaningful incremental information to potential investors in Fantex Series Alshon Jeffery. We also note that you believe that including such disclosure would run the risk of causing information overload making it more difficult for investors in Fantex Series Alshon Jeffery to focus on the disclosures that the company believes are most useful to their investment decision for the specific tracking stock being offered. While we agree that these disclosures could become less meaningful in future periods as additional series of tracking stocks are issued by Fantex, we continue to believe the disclosures requested in our prior comment provide meaningful information to potential investors in Fantex Series Alshon Jeffery since they provide potential investors with trend information showing how your estimates of brand income have changed over time for those tracking stocks which have already been issued by Fantex.

We also believe that the presentation of the three categories of potential brand income for each of the company’s brand contracts provides the reader some context for determining the overall business of Fantex as a whole. As such, we reissue our prior comment 4, and believe that the disclosures within your critical accounting policies should include a summary table showing the changes within the three categories of potential brand income for each of your brand contracts that have closed. Accordingly, as requested in our prior comment, please revise your disclosures in your critical accounting policies section to present a table for each brand contract showing the three categories of potential brand income, with the initial income estimates for each category and the revised income estimates as of the latest balance sheet date presented in your filing. The table should include an explanation of the changes between periods, and a discussion of how these changes relate to the realized and unrealized gains and losses on the brand contracts.

Response:              In response to the Staff’s comments, the Company has revised its disclosures on pages 116 through 128.

Underwriting (Conflicts of Interest), page 199

2.                          We note your response to prior comments 1 and 6. Please provide us an analysis explaining why Axiom and each of the other referral agents are not statutory underwriters within the meaning of Section 2(a)(11) of the Securities Act.

Response:              Under Section 2(a)(11) of the Securities Act, “[t]he term ‘underwriter’ means any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a

January 16, 2015

participation in the direct or indirect underwriting of any such undertaking; but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors’ or sellers’ commission.”  While Axiom and the other referral agents may be deemed to be participating in the distribution of Fantex Series Alshon Jeffery, Axiom’s interest in the offering and other referral agents’ interests in the offering are limited in each case to a commission of either 5% or 8%, which is not in excess of the amount usual and customary in the distribution and sale of initial public offerings of similar type and size.  Furthermore, the 8% received by Axiom is not in excess of the amount allowed to other persons for comparable services in the distribution of Fantex Series Alshon Jeffery, as the other referral agent providing comparable services in connection with the offering (Dawson James) is likewise receiving a commission of 8%.  We note that those broker-dealers that are receiving a commission of 5% are solely providing referral services, which are more limited in scope.

* * * * * *

January 16, 2015

We hope the foregoing answers are responsive to your comments. As noted above, we are concurrently submitting Amendment No. 3 to the Company’s Registration Statement on Form S-1. Please do not hesitate to contact Jim Morrone by telephone at (650) 463-3058 or by email at jim.morrone@lw.com, or me by telephone at (650) 463-3067 or by e-mail at patrick.pohlen@lw.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen
of LATHAM & WATKINS LLP

cc:                                Fantex, Inc.

Deloitte & Touche, LLP

Fantex Brokerage Services, LLC

Stifel, Nicolaus & Company, Incorporated

Cooley LLP